Exhibit 99.1

Gerald Panneton Appointed as Prophecy’s President and CEO

Vancouver, British Columbia, October 10, 2018 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the appointment of Gerald Panneton as the Company’s President and new Chief Executive Officer, effective October 10, 2018, replacing John Lee, who will remain as Chairman of the Board of Directors of the Company.

Mr. Panneton is a geologist with over 30 years experience in mineral exploration and development, and was the founder, President and CEO of Detour Gold Corporation (“Detour Gold”) from its incorporation in July 2006 until November 2013. Under his leadership, the Detour Lake project grew over tenfold from 1.5 million ounces in resources to over 16 million ounces in reserves and into production. Today, the Detour Lake mine ranks as one of the largest gold mines in Canada. Mr. Panneton helped raise approximately $2.6 billion in capital while at Detour Gold.

Mr. Panneton and his Detour Gold team were the recipients of the PDAC 2011 Bill Dennis Award for Canadian mineral discoveries and prospecting success of the year.

Mr. Panneton commented that: “I am very excited to join the Prophecy team to work on the Gibellini vanadium project in Nevada. The Gibellini project represents an excellent opportunity to be developed in the very near future, as it stands to be a low-cost producer due to its very low strip ratio, and a low-cost heap leach operation in the mining friendly state of Nevada. I envision the Gibellini open pit project to have an excellent chance of expanding its resource base, in much the same way that I lead Detour Gold in exploring, financing and developing the Detour Lake project to become Canada's top gold mine with an annual gold production in excess of 500,000 oz today.”

John Lee commented that: “Gerald and I spent some time recently in Nevada, kicking rocks at Gibellini, and meeting and talking to regulators, community leaders, geologists and engineers.  It's clear Gerald shares the same passion as Prophecy’s team for the Gibellini project and there is great chemistry”.

From August 2016 to October 2017, Mr. Panneton was also President and CEO of NewCastle Gold Ltd. (“NewCastle Gold”), for the Castle Mountain gold project in California, before NewCastle Gold was acquired via merger with Trek Mining Inc. and Anfield Gold Corp. (now named Equinox Gold Corp.).

From 1994 to 2006, Mr. Panneton was with Barrick Gold Corporation (“Barrick Gold”) where for the last six years of his tenure, he was Director of Advanced Projects and Evaluations for the exploration and corporate development group. He was very instrumental in bringing the Tulawaka and Buzwagi projects in Tanzania into production after the Pangea Goldfields Inc. acquisition in 2000. Prior to Barrick Gold, he worked for Lac Minerals Ltd., Placer Dome Inc. and Vior-Mazarin Group. Mr. Panneton received his Bachelor of Science in Geology from the University of Montreal and his Master of Science in Geology from McGill University.

Pursuant to the terms of Mr. Panneton’s employment agreement with the Company and its 2016 Share-Based Compensation Plan, as amended (the “Plan”), the Company has granted to Mr. Panneton 1,000,000 bonus shares and 500,000 incentive stock options exercisable at a price of $0.26 per Common share for a term of five years expiring on October 10, 2023 and which vest at 12.5% per quarter for the first two years following the date of grant.

Also, effective October 10, 2018, Mr. Panneton and Louis Dionne were appointed to the Company’s Board of Directors to replace Harald Batista and Daniel Fidock, both of whom will remain key advisors to the Company.

Mr. Dionne is a corporate director, mining consultant, and professional engineer who has spent over 30 years in the operation and development of gold properties. He served as President and Chief Executive Officer of Richmont Mines Inc., a Canadian gold producer until 2005.

From 1981, Mr. Dionne worked for Camflo Mines Ltd., American Barrick Resources Corporation, and Barrick Gold as Senior Vice President Operations until 2003, where he also provided technical input and leadership in the area of corporate mergers and acquisitions. Mr. Dionne obtained his Bachelor’s degree in Mining Engineering from Laval University. He also served as a director with Detour Gold, Aurizon Mines Ltd. and other boards.

Pursuant to the terms of the Plan, the Company has granted to Mr. Dionne 50,000 incentive stock options exercisable at a price of $0.26 per Common share for a term of five years expiring on October 10, 2023 and which vest at 12.5% per quarter for the first two years following the date of grant.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini has the largest NI 43-101 compliant measured and indicated primary vanadium resource known in the USA and is currently undergoing EPCM and EIS preparation. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“JOHN LEE”
Chairman

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.